November 23, 2011

Via EDGAR

United States Securities and Exchange Commission

100 F Street, N.E. Mailstop 3561

Washington D.C., 20549-7010

Attention: Larry Spirgel

Re:	Step Out, Inc. Registration Statement on Form S-1 Filed October 26, 2011 File No. 333-177518

Dear Mr. Spirgel:

We write on behalf of Step Out, Inc. (the “Company”) in response to comments by the United States Securities and Exchanges Commission (the “Commission”) in a letter dated November 22, 201, by Larry Spirgel, Assistant Director, Division of Corporation Finance, commenting on the Company’s Registration Statement on Form S-1 filed October 26, 2011.

The factual information provided herein relating to the Company has been made available to us by the Company. Titling and paragraph numbering of the comments as inserted herein below corresponds to the titling and numbering used in the Commission’s comment letter.

general

1.     we note that you are a development stage company with limited assets and an expectation for continuing ongoing losses from operations over the near term. please review rule 419 of regulation c and either revise your disclosure throughout the registration statement to comply with the disclosure and procedural requirements of rule 419 or provide us with an explanation of why rule 419 does not apply.

In response to this comment, the Company asserts that it is not a “blank check company” as defined by Rule 419 of the Securities Act of 1933, as amended. Rule 419 defines a “blank check company” as a company that:

i.   Is a development stage company that has no specific business plan or purpose or has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies, or other entity or person; and

ii.  Is issuing "penny stock," as defined in Rule 3a51-1 under the Securities Exchange Act of 1934.

In Securities Act Release No. 33-6932, the Commission stated that, “Start-up companies with specific business plans are not subject to Rule 419, even if operations have not commenced at the time of the offering.”

The Company clearly has a specific business plan and purpose. As detailed throughout the Registration Statement, its business purpose is to develop a chain of flotation tank therapy spas, beginning with the Northern Nevada market. The Company has disclosed a detailed budget and plan of operations for the start-up of its business. Its founding officer has committed capital to the business which has been used to acquire its initial equipment to be used in furtherance of the disclosed plan of operations.

In addition, specific risks relating to the Company’s brief operating history, lack of revenues to date, current shortage of operating capital, and related matters have been disclosed in the Registration Statement. The presence or absence of such risks is not germane in determining whether an issuer is a “blank check” company within the definition of Rule 419. Instead, the appropriate standard is whether the company has a specific business plan or purpose, or whether it has “indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies.” See, Securities Act Release No. 33-6932.

As disclosed in the Registration Statement, the very purpose of the Offering is to seek the additional equity capital needed to fund its specifically described start-up plan of operations. The Company is not seeking funding in relation to any type of merger or acquisition and has given no indication that this it has any plan or intention to pursue such a transaction. Instead, the Company has given a detailed “Use of Proceeds” disclosure in which “specific percentage[s] of offering proceeds [are] committed to a specific business plan.” See, Securities Act Release No. 33-6932.

Although the Company has given no indication that it plans to engage in a merger or acquisition with an unidentified company or companies, it has added some clarifying language to the Registration Statement in response to this Comment. In the Summary section on Page 4, the Company has added the following statement:

“We are not a ‘blank check’ company and have no plans to engage in a merger or acquisition with any other company or other entity.”

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2.     We note that you state that the registration fee was calculated pursuant to Rule 457(a). however, it appears that your registration fee was calculated based upon the maximum aggregate offering price of the securities being registered pursuant to Rule 457(o). please revise the fee table accordingly.

The fee table has been revised to indicate that the Company calculated the registration fee on the basis of the maximum aggregate offering price of all securities being registered in accordance with Rule 457(o).

prospectus cover page

3.     Clearly highlight throughout the prospectus that, since there is no minimum amount of shares that must be sold by the company, you may receive no proceeds or very minimal proceeds from the offering and potential investors may end up holding shares in a company that:

·   has not received enough proceeds from the offering to begin operations; and

·   has no market for its shares.

The following language has been added to the Registration Statement:

“Because there is no minimum amount of shares that must be sold in order for the Offering to close, there is a risk that we may receive no proceeds from this Offering, or that investors in the Offering will own in shares in a company that has: (1) not received enough proceeds from the Offering to begin operations, and (2) has no market for its shares.”

This cautionary language has been added to the Prospectus cover page, to the end of second paragraph of the Summary section on Page 4, to the end of the third risk factor on Page 7, and to the Liquidity and Capital Resources section on Page 24.

4.      please revise the proceeds table on the prospectus cover page to also disclose the amount of proceeds to the company if 10% and 50% of the shares being offered are sold.

The proceeds table on the Prospectus cover page has been expanded to disclose the amount of proceeds to the Company if 50% and 10% of the shares offered are sold.

5.      please prominently disclose that the company is a shell company. accordingly, the securities sold in this offering can only be resold through registration under the securities act of 1933, section 4(1), if available, for non-affiliates, or by meeting the conditions of rule 144(i). Also, revise your disclosure throughout your prospectus, including in your risk factors, to account for the implications of being designated a shell company.

The following language has been added to the Prospectus cover page:

“We are currently considered a “shell company” within the meaning of Rule 12b-2 under the Exchange Act, in that we currently have nominal operations and nominal assets other than cash.  Accordingly, the ability of holders of our common stock to re-sell their shares may be limited by applicable regulations.  Specifically, the securities sold through this offering can only be resold through registration under the Securities Act of 1933, pursuant to Section 4(1) of the Securities Act, or by meeting the conditions of Rule 144(i) under the Securities Act.”

In addition, a new risk factor regarding these matters has been added to Page 10. Finally, the discussion regarding “Rule 144 Shares” on Page 21 has been expanded to explain in detail the implications of being designated shell company with regard to Rule 144.

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table of contents, page 3

6.      please revise your table of contents to eliminate the headings for each specific risk factor included in your risk factor section.

These headings have been deleted from the table of contents.

prospectus summary, page 3

7.      disclose whether the company, the company’s officers and directors, any company promoters, or their affiliates intend for the company, once it is reporting, to be used as a vehicle for a private company to become a reporting company.

The following language has been added to the Prospectus Summary section on Page 4:

“We do not intend for our company to be used as a vehicle for a private company to become a reporting company. In addition, our officers, directors, and affiliates have no such intention.”

8.      We note that your company is a development stage company with minimal operations. Please discuss why the company is publicly offering its shares. Please address the costs and benefits of becoming a public company, including the increased costs of regulatory compliance.

The following discussion has been added to the Prospectus Summary section:

“We are offering our shares publicly and paying the expenses of the offering because we seek to become a reporting company with the Commission under the Securities Exchange Act of 1934 and to enable the potential future development of a market for our common stock. In addition, we believe that the financial transparency and potential future liquidity which may be afforded to holders of our common stock will make an investment in our common stock more attractive to investors in this Offering and to future investors.  We believe that this will, in turn, better enable to us to raise additional capital to implement and grow our business plan.  In addition to the costs of this Offering, we expect to incur additional legal and accounting costs in the approximate amount of $ 10,000 per year as a result of becoming a publicly reporting company.  In the event that substantially less than the Maximum Offering is sold, or in the event that we otherwise experience a cash shortfall, the necessity to pay these additional legal and accounting costs may leave us with insufficient funds to fully execute our business plans as described in the Prospectus.  Further, as of the date of this Prospectus, there is no public trading market for our common stock and no assurance that a trading market for our securities will ever develop. Although we intend to apply for quotation of our common stock on the over-the-counter bulletin board in the future, there can be no assurance that our stock will be accepted for quotation or that, if quoted, will develop an orderly trading market. Finally, our common stock, if quoted on the OTC Bulletin Board, will likely be a “Penny Stock.”  Broker disclosure requirements related to Penny Stocks may have the effect of reducing the trading activity in the secondary market for stock.  Despite these potential drawbacks to becoming a public company, however, we feel that our investors will benefit on the whole as a result of our public status.”

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 use of proceeds, page 11

9.      We note that you intend to spend $8,000 of the offering proceeds on legal and accounting services. However, on page 24, you disclose that you intend to spend $10,000 in the fiscal year begun on September 1, 2011 on legal and accounting services. Please reconcile.

The following explanation has been added on Page 11 to Footnote 6 to the Use of Proceeds Table:

“This figure reflects the intended use of offering proceeds for legal and accounting expenses, and not our total annual budget for these items, which is $10,000 for the fiscal year begun on September 1, 2011. That portion of our legal and accounting budget not met through use of proceeds raised in this Offering will be paid from cash on hand and/or advances from our officer and director as needed.”

preferred stock, page 17

10.  we note your statement that your board “may become authorized to authorize preferred shares of stock.” please revise your disclosure to clarify whether your board is authorized under your current articles of incorporation and bylaws to authorize the issuance of preferred stock without a vote of your common stockholders.

The first sentence of the Preferred Stock section (now on Page 16) has been clarified to read as follows:

“Our board of directors has the authority to issue shares of preferred stock, and it is further authorized to divide the authorized shares of our preferred stock into one or more series, each of which must be so designated as to distinguish the shares of each series of preferred stock from the shares of all other series and classes.”

rule 144, page 22

11.  please revise your disclosure to reflect current Rule 144 holding periods. we also note that rule 144(k) has been eliminated from the securities act of 1933.

The disclosure (now on Page 21) has been revised to reflect the current Rule 144 holding period, and reference to Rule 144(k) has been deleted. In addition, as discussed above, the discussion has been expanded to explain in detail the implications of being designated shell company with regard to Rule 144.

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 management’s discussion and analysis of financial condition and results of operation, page 24

Results of Operations, page 25

12.  please revise to disclose the amount you paid to procure your flotation tank and how that acquisition may affect your expenses going forward.

The following discussion has been added to the Results of Operations section on Page 24:

“We have acquired our initial flotation tank at a cost of $10,000. This was a one-time cost and we do not expect to purchase an additional tank during our first full fiscal year. Our budget for materials and equipment, shown above, includes among other things the cost of the Epsom salts to be used in the operation of the tank.”

Also, the first sentence under the “Planned Operations and Budget for Fiscal Year Beginning September 1, 2011” heading on Page 23 has been modified to reflect the fact that the Company took delivery of the flotation tank on November 17, 2011.

In addition, please find enclosed herewith an acknowledgement letter from the Company.

Very truly yours,

/s/ Puoy Premsrirut

Puoy Premsrirut, Esq.

Enclosure (Acknowledgment by the Company)

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STEP OUT, INC.

Via EDGAR

November 23, 2011

THE UNITED STATES SECURITIES

AND EXCHANGE COMMISSION

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C. 20549

Attn: Larry Spirgel

Re:	Step Out, Inc. Registration Statement on Form S-1 Filed October 26, 2011 File No. 333-177518

Dear Mr. Spirgel:

In connection with the Company’s response to the United States Securities and Exchange Commission’s (the “Commission”) comments in a letter dated November 22, 2011 by Larry Spirgel, Assistant Director of the Commission’s Division of Corporate Finance, this correspondence shall serve as acknowledgment by the Company of the following:

•      should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•      the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•      the company may not assert staff comments and the declaration of the effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Step Out, Inc.

By: /s/ Sterling Hamilton

Sterling Hamilton

Chief Executive Officer and Chief Financial Officer